Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	2006	2005	2004	2003	2002
	RMB	RMB	RMB	RMB	RMB
Earnings available to cover fixed charges:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	128,795	96,824	68,753	30,525	9,881
Plus: Fixed charges	2,896	1,762	2,156	801	—

Earnings	131,691	98,586	70,909	31,326	9,881

Fixed charges:
Interest expense	2,896	1,762	2,156	801	—

Ratio of earnings to fixed charges:	45.47	55.95	32.89	39.11	—